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April 10, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 7, 2008
File No. 1-33564

Dear Mr. Owings:

On behalf of MMC Energy, Inc. (“MMC” or the “Company”), we hereby submit to you the following responses to the Staff’s comment letter dated April 9, 2008.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the April 9, 2008 comment letter, followed by the Company’s responses to the Staff’s comments.

Agreements with Executive Officers, page 15

1.  We note your response to prior comment eight from our letter dated April 4, 2008. Please file the change of control agreements as exhibits to the Current Report on Form 8-K that you intend to file prior to April 10, 2008 or tell us why you believe it is appropriate to wait until the next periodic report to do so. See Item 601 of Regulation S-K. Also, please tell us why you are not filing the Form 8-K in accordance with the compensation committee approval date of March 26, 2008, as opposed to April 4, 2008.

Response: While the filing of the change of control agreements (the “Agreements”) with the Company’s Current Report on Form 8-K being filed today may not be required under Item 601 of Regulation S-K, the Company notes the Staff’s comment and is filing the Agreements with the Form 8-K filing.

Securities and Exchange Commission
April 10, 2008
Page Two

The Company believes that the finalization of the terms and the execution of the Agreements by the Company and the named executive officers on April 4, 2008 is the appropriate triggering event for purposes of determining the timing of Form 8-K disclosure. On March 26, 2008 the compensation committee of the Company’s board of directors approved forms of the Agreements with “such changes and additions thereto as the officer of the Company executing the same may in his discretion deem appropriate, the execution and delivery of such agreements by such officer to be conclusive evidence of the approval thereof by the Company.” Despite this enabling language, however, because the previously described IRS Section 409A and 280G revisions were not included in the form of Agreements provided to the committee on March 26, 2008, execution of the agreements was deferred in order to give the committee the chance to review the changes and approve them. Such re-approval occurred on April 4, 2008, which is the date the Agreements were executed by the Company and the relevant officers. Prior to the April 4, 2008 approval and execution, a contract had not yet arisen and the eventual parties to the Agreements did not intend for one to arise prior to such date. Accordingly, we believe the 8-K filing deadline should appropriately be measured from the April 4, 2008 date. In its amended preliminary proxy statement filed April 7, 2008, the Company corrected its disclosure to reflect the above timeline.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831 or Tony Saur at (212) 335-4688.

Very truly yours,

/s/ John E. Depke

John E. Depke